PREMIUM NICKEL RESOURCES LTD. ANNOUNCES

APPOINTMENT TO ITS BOARD OF DIRECTORS

Toronto, Ontario, June 24, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce the appointment of Mr. Norman MacDonald as a director of the Company, effective immediately.

Norman MacDonald has over 25 years of experience working at natural resource focused institutional investment firms, including over 10 years as a Senior Portfolio Manager at Invesco. He recently served as Senior Advisor, Natural Resources at Fort Capital from February 2021 until June 24, 2024. Mr. MacDonald began his investment career at Ontario Teachers' Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager.  His next role was as a VP and Partner at Beutel, Goodman & Co. Ltd.  Prior to joining Invesco, he was a VP and Portfolio Manager at Salida Capital. Mr. MacDonald is a director and Chair of the Board at Osisko Gold Royalties. He holds a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.

Fort Capital, principally through Mr. MacDonald, has served as a financial advisor to the Company, most notably in connection with the private placement of units of the Company completed on June 21, 2024 and in connection with a significant equity and debt financing transaction on June 28, 2023. Having regard to his recent history as an external advisor, Mr. MacDonald will not be regarded as an independent director of the Company.

PNRL CEO Keith Morrison commented: "It is a pleasure to welcome Norm to our Board. His career expertise in capital markets, finance, and corporate governance will be a great benefit to the Company as we advance our assets in Botswana."

The Board of Directors now consists of eight members being James Gowans (Chair), Keith Morrison, John Hick, William O'Reilly, Don Newberry, Jason LeBlanc, Mark Christensen and Norman MacDonald.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Director and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. For the purposes of this release, forward looking information includes, but is not limited to, the Company's ability to advance its mineral projects in the Republic of Botswana. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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